UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Goal Acquisitions Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38021H206**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.38021H206


1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.38021H206


1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
SEC Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.38021H206


1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.38021H206


1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.38021H206


1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.38021H206


1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


0

7
Sole Dispositive Power


0

8
Shared Dispositive Power


0

9
Aggregate Amount Beneficially Owned by Each Reporting Person

0

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

0%

12
Type of Reporting Person (See Instructions)

PN




Item 1(a). Name of Issuer:

Goal Acquisitions Corp.

Item 1(b). Address of Issuers Principal Executive Offices:

13001 W. Hwy 71, Suite 201, Austin, Texas 78738

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Capital Management LP (ACM);
ii. Atalaya Special Purpose Investment Fund LP (ASPIF);
iii. Corbin ERISA Opportunity Fund, Ltd. (CEOF);
iv. Corbin Capital Partners GP, LLC (Corbin GP);
v. Corbin Capital Partners, L.P. (CCP); and
vi. Corbin Opportunity Fund, L.P. (COF).

Item 2(b). Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of ACM and ASPIF is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c). Citizenship:

Each of ACM, ASPIF, CCP and COF is a Delaware limited partnership. CEOF is a Cayman Islands exempted company. Corbin
GP is a Delaware limited liability company.

Item 2(d). Title and Class of Securities:

Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e). CUSIP Number:

38021H206

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b)
or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 0 Shares underlying Units, which amount includes 0
Shares underlying Units held of record by ASPIF. Each of Corbin GP and CCP may be deemed the beneficial owner of 0 Shares underlying Units, which amount includes (i) 0 Shares underlying Units held of record by CEOF and (ii) 0 Shares underlying Units held of record by COF.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 0% of Shares outstanding, which amount includes
0% of Shares outstanding held of record by ASPIF. Each of Corbin GP and CCP may be deemed the beneficial owner of 0% of Shares outstanding, which amount includes (i) 0% of Shares outstanding held of record by CEOF and (ii) 0% of Shares outstanding held of record by COF.

Item 4(c). Number of shares as to which such person has:

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

ASPIF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group.

As of December 31, 2023, ACM, ASPIF, CEOF, Corbin GP, CCP, and
COF had ceased to beneficially own any Shares and, as of that date, had ceased to be a member of a group with the other
Reporting Persons with respect to the Issuer's Shares.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).